SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Kratos Defense & Security Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50077B 20 7

(Cusip Number)

R. Miller Adams

Integral Systems, Inc.

6721 Columbia Gateway Drive

Columbia, MD 21046

(443) 539-5008

Copy to:

Howard B. Adler

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

13D

CUSIP No. 50077B 20 7	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Integral Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,249,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON CO

(1)	This calculation is based on a total of 23,870,467 shares of the issuer’s common stock outstanding as of April 29, 2011, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of Integral Systems, Inc. (“Integral”) with respect to the shares of common stock, par value $0.001 per share (“Issuer Common Stock”), of Kratos Defense & Security Solutions, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4820 Eastgate Mall San Diego, CA 92121.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Integral, a Maryland corporation.

(b)	The address of Integral’s principal business office is 6721 Columbia Gateway Drive, Columbia, Maryland 21046.

(c)	Integral’s principal business is the secure management, delivery and distribution of data and information from space and terrestrial-based platforms into networks for military, government and commercial satellite and aerospace customers.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Integral (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d)	and (e) As discussed in Integral’s quarterly report on Form 10-Q for the second quarter of its fiscal year 2011, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2011, on March 1, 2007, Integral learned that the SEC had issued a formal order of investigation regarding certain actions by an employee. This employee’s employment with Integral was terminated in March 2007. On July 30, 2009, the SEC and Integral each announced that a final administrative settlement had been reached concluding the SEC’s investigation as to Integral. Under the administrative settlement, Integral, without admitting or denying the SEC’s findings, consented to a “cease and desist” order requiring future compliance with certain provisions of the Securities Exchange Act of 1934, as amended, and related rules thereunder. The order did not require Integral to pay a monetary penalty. Other than as described above, during the last five years, neither Integral nor, to the knowledge of Integral, any of the Schedule A Persons has been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in response to Item 4 below, the shares of Issuer Common Stock to which this Statement relates have not been purchased by Integral as of the date of this filing, and thus no funds were used for this purpose.

As a condition to Integral’s willingness to enter into the Merger Agreement (as defined below), certain officers and directors of the Issuer listed on Schedule B hereto (together, the “Issuer Stockholders”) entered into the Voting Agreements (as defined below). Pursuant to the Voting Agreements, the Issuer Stockholders have agreed to vote all shares of Issuer Common Stock owned by them (i) in favor of the issuance of additional shares of Issuer Common Stock pursuant to the Merger Agreement and any transactions contemplated thereby, (ii) against any Parent Alternative Proposal (as defined in the Merger Agreement) and (iii) against any other action, agreement, proposal or transaction that would compete with, interfere with, impede, frustrate, prevent, burden or nullify the Merger (as defined below) or the Merger Agreement.

Neither Integral nor the Issuer paid additional consideration to the Issuer Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Merger Agreement, the Merger and the Voting Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Merger Agreement

On May 15, 2011, the Issuer, Iris Acquisition Sub LLC (“Merger LLC”) and Iris Merger Sub Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Integral. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Integral (the “Merger”), with Integral as the surviving entity and a direct wholly-owned subsidiary of Issuer (the “Surviving Corporation”). Following the Merger, the Surviving Corporation will merge with and into Merger LLC with Merger LLC as the surviving entity.

At the Effective Time (as defined in the Merger Agreement) of the Merger, each stockholder of Integral will be entitled to receive $5.00 per share in cash, without interest, and 0.588 shares of Issuer Common Stock for each share of issued and outstanding Integral common stock held by such stockholder, excluding (i) shares of Integral’s restricted stock and (ii) shares of Integral’s common stock held directly or indirectly by Integral or the Issuer (which will be cancelled as a result of the Merger).

A more detailed description of the Merger and the Merger Agreement can be found in Integral’s Current Report on Form 8-K filed with the SEC on May 18, 2011, which description is incorporated herein by reference.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Integral on May 18, 2011.

Voting Agreements

Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Integral to enter into the Merger Agreement, Integral and each of the Issuer Stockholders entered into an irrevocable proxy and voting agreement, each dated as of May 15, 2011 (a “Voting Agreement”). Pursuant to the Voting Agreements, each Issuer Stockholder agreed to vote all shares of Issuer Common Stock owned by them (i) in favor of the issuance of additional shares of Issuer Common Stock pursuant to the Merger Agreement and any transactions contemplated thereby, (ii) against any Parent Alternative Proposal and (iii) against any other action, agreement, proposal or transaction that would compete with, interfere with, impede, frustrate, prevent, burden or nullify the Merger or the Merger Agreement. The Voting Agreements automatically terminate upon the termination of the Merger Agreement or the occurrence of certain other events. As of the date hereof, based on a total of 23,870,467 shares of Issuer Common Stock outstanding as of April 29, 2011, as last reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011, the Issuer Stockholders together beneficially own shares of Issuer Common Stock representing approximately 5.2% of the Issuer’s total issued and outstanding shares.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is incorporated by reference from Exhibit 2.2 to the Form 8-K filed by Integral on May 18, 2011.

Except as set forth herein, in the Voting Agreements or in the Merger Agreement, Integral does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, the Issuer Stockholders collectively beneficially own 1,249,413 shares of Issuer Common Stock, including 297,824 options to acquire shares of Issuer Common Stock exercisable within 60 days, which would represent approximately 5.2% of the shares of Issuer Common Stock issued and outstanding as of April 29, 2011, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011. Integral expressly disclaims such beneficial ownership, and nothing herein shall be deemed to be an admission by Integral as to the beneficial ownership of such shares.

(b) Integral, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared voting power with the Issuer Stockholders with respect to approximately 5.2% of the voting power of the outstanding Issuer Common Stock. Integral expressly disclaims such beneficial ownership, and nothing herein shall be deemed to be an admission by Integral as to such beneficial ownership. Integral does not control the voting of the shares of Issuer Common Stock held by the Issuer Stockholders with respect to other matters, and does not possess any other rights as an Issuer stockholder with respect to such shares of Issuer Common Stock.

(c) Except for the execution and delivery of the Voting Agreements, no transactions in any shares of Issuer Common Stock have been effected by Integral during the past sixty days.

(d) To the knowledge of Integral, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4, and 5 of this Statement, which descriptions are incorporated herein by reference to this Item 6, Integral is not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of May 15, 2011, by and among Integral Systems, Inc., Kratos Defense & Security Solutions, Inc., IRIS Merger Sub Inc. and IRIS Acquisition Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integral with the SEC on May 18, 2011).

99.2	Form of Voting Agreement between Integral and Directors and certain Officers of the Issuer (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Integral with the SEC on May 18, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2011	INTEGRAL SYSTEMS, INC.

/s/ Paul G. Casner, Jr.
	By:	Paul G. Casner, Jr.
	Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of May 15, 2011, by and among Integral Systems, Inc., Kratos Defense & Security Solutions, Inc., IRIS Merger Sub Inc. and IRIS Acquisition Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integral with the SEC on May 18, 2011).

99.2	Form of Voting Agreement between Integral and Directors and certain Officers of the Issuer (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Integral with the SEC on May 18, 2011).

Schedule A

Directors and Executive Officers of

Integral Systems, Inc.

The following tables set forth the name and present principal occupation or employment of each director and executive officer of Integral Systems, Inc. Unless otherwise indicated below, the country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Integral Systems, Inc., 6721 Columbia Gateway Drive, Columbia, MD 21046.

Board of Directors

Name	Principal Occupation or Employment

John M. Albertine	Chairman and Chief Executive Officer of Albertine Enterprises, a merchant banking, consulting and lobbying firm. Address: 700 12th Street NW, Suite 700, Washington, DC 20005

Alan W. Baldwin	Retired

Paul G. Casner, Jr.	Chief Executive Officer and President

Brian R. Kahn

Investment Manager of Vintage Partners, L.P., an affiliate of Kahn Capital Management, LLC, which focuses on public and private market investments in the defense, manufacturing, and consumer industries.

Address: Vintage Capital Management, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819

Melvin L. Keating	Retired

Bruce L. Lev

Managing Director of Loeb Partners Corp., an investment firm based in New York City and Of Counsel at the law firm Lev & Berlin, P.C.

Address: Loeb Partners, C/O Anita Ryan, 61 Broadway, 24th Floor, New York, NY 10006

R. Doss McComas	President of IWS Communications, a business process provider to, and investor in, companies serving internet, cellular, wireless and satellite links for domestic and international customers and President of Persistent Telecom, a provider of cellular, wireless and satellite links for domestic and international customers.

Thomas S. Moorman, Jr.	Senior Executive Adviser to Booz Allen Hamilton, a leading consulting firm. Address: Booz Allen Hamilton, 8283 Greensboro Drive, Mclean, VA 22102

Bonnie K. Wachtel	Principal of Wachtel & Co., Inc., a boutique investment firm in Washington, DC. Address: 1101 Fourteenth St. NW #800, Washington, DC 20005

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment

Stuart Daughtridge	Executive Vice President and General Manager, Products

Christopher Roberts, Jr.	Chief Financial Officer and Treasurer

James Kramer	Senior Vice President and General Manager, Civil and Commercial

R. Miller Adams	General Counsel, Executive Vice President of Corporate Affairs and Corporate Secretary

Robert Wright	Senior Vice President and General Manager, Military and Intelligence

Schedule B

ISSUER STOCKHOLDERS

The following list sets forth the names of the officers and directors of Kratos Defense & Security Solutions, Inc. who are each a party to a Voting Agreement, dated May 15, 2011, with Integral Systems, Inc.

1.	Deanna H. Lund

2.	Scott I. Anderson

3.	Bandel Carano (on behalf of himself and Oak Investment Partners X, LP, Oak X Affiliates Fund, LP, Oak Investment Partners IX, LP, Oak IX Affiliates Fund, LP and Oak IX Affiliates Fund-A, LP)

4.	William A. Hoglund

5.	Scot B. Jarvis

6.	Jane E. Judd

7.	Samuel N. Liberatore

8.	Eric DeMarco

9.	Deborah S. Butera